VIA EDGAR CORRESPONDENCE

December 8, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Suying Li
Lyn Shenk

Re:	Madison Square Garden Entertainment Corp.

Form 10-K for Fiscal Year Ended June 30, 2022

Filed August 19, 2022

File No. 001-39245

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated November 23, 2022, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022 (the “10-K”) of Madison Square Garden Entertainment Corp. (“the Company”).

For your convenience, we have set forth the comments from your letter in bold immediately followed by the applicable responses. Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the 10-K, and references herein to page numbers and section headings refer to page numbers and section headings in the 10-K, as noted.

Form 10-K for Fiscal Year Ended June 30, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted operating income (loss) (“AOI”), page 63

1.

Please tell us your calculation of the non-GAAP adjustment for non-cash portion of arena license fees from MSG Sports in fiscal years 2022 and 2021. Please also tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: In response to the Staff’s comment regarding the calculation of the non-cash portion of arena license fees from MSG Sports, we respectfully provide the following information for the supplemental information of the Staff:

The arena license agreements (the “Arena License Agreements”) with Madison Square Garden Sports Corp. (“MSGS”) include fees charged to MSGS for the use of The Madison Square Garden Arena (the “Arena”) by the Knicks and Rangers (the “Teams”) and include the terms outlining the fees paid by each Team to the Company during such use as well as the services to be provided by the Arena during the Teams’ periods of use and any revenue sharing provisions related to these services. The Arena License Agreements were executed in April 2020, have 35-year terms and stipulate an initial annual license fee in the first year, which then increases by 3% in each subsequent year. The Arena License Agreements were deemed to contain an operating lease under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 842, Leases (“ASC 842”) (with the Company as a lessor), which requires income from the lease component to be recognized on a straight-line basis, including the 3% fixed annual increase, over the 35-year term. The non-cash portion of Arena license fees from MSGS consist of the difference between the straight-line lease income recognized under ASC 842 for the respective year and the cash received throughout the year in twelve equal installments.

In response to the Staff’s comment, the Company proposes to include a footnote appearing below the AOI reconciliation table in its future filings that will describe this adjustment as follows:

•

“This adjustment represents the non-cash portion of operating lease revenue related to the Company’s Arena License Agreements with MSG Sports. Pursuant to GAAP, recognition of operating lease revenue is recorded on a straight-line basis over the term of the agreement based upon the value of total future payments under the arrangement. As a result, operating lease revenue is comprised of a contractual cash component plus or minus a non-cash component for each period presented. Operating income on a GAAP basis includes lease income of (i) $[XX] of revenue collected in cash and (ii) a non-cash portion of $[XX] for the year ended June 30, 20XX, respectively.”

The Company has considered the guidance denoted in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), SEC Regulation S-K Item 10(e), and Regulation G, and respectfully advises the Staff that it believes that this adjustment is not inconsistent with the non-GAAP disclosure framework for the reasons discussed herein. The Company believes that the inclusion in AOI of an adjustment for non-cash operating lease revenue assists management, investors, and analysts in assessing the performance of the Company in a manner consistent with the contractual arrangement in place with MSGS. The Company respectfully advises the Staff that, for the reasons described in more detail below, it believes that supplementally presenting the non-cash portion of operating lease revenue as an adjustment to AOI is useful to investors in evaluating the Company’s performance on a period-to-period basis.

As noted above, the Company is the lessor in 35-year Arena License Agreements with MSGS. These agreements contain an escalation clause that results in higher cash operating lease revenue in the later periods of the term as opposed to at inception; however, the associated income is recognized in the Company’s statements of operations based on a straight-line calculation over the life of the agreements. Accordingly, adjustments for non-cash operating lease revenue decrease AOI in the earlier years of these agreements. In the later years of these agreements, the trend reverses, and cash operating lease revenue will exceed straight-line operating lease revenue. Management will present this adjustment consistently for all periods regardless of whether it is beneficial to AOI or not, which we believe complies with C&DI Question 100.02.

The long-term nature of the Arena License Agreements creates a material item for investors to understand when relying upon the Company’s financial statements. Management has historically used AOI, inclusive of the adjustment related to the non-cash portion of Arena license fees, when assessing the Company’s performance. Therefore, if the Company does not apply an adjustment to reflect the non-cash component of operating lease revenue, investors could be left with a suboptimal picture of the business’ ability to generate income in excess of cash operating costs. Although the straight-line recognition under ASC 842 reduces variability in the amount of operating lease revenue over the term of the Arena License Agreements, the Company understands that investors focus on the Company’s actual economic operating lease revenue over a shorter period of time, such as one or more reporting periods as an incremental data point to the presentation required by ASC 842.

The Company believes that AOI, which is a measure of the Company’s ongoing core operating performance, supplements the investors’ understanding of its operating performance by excluding the non-cash portion of operating lease revenue, which is not indicative of the Company’s actual operating lease revenue structure as it exists over such reporting period being evaluated by investors. The Company believes that the inclusion in the AOI calculation of the amount and direction of the adjustment for the non-cash portion of operating lease revenue in each period will not be used in isolation by investors, but rather will supplement the Company’s financial statement disclosures and management’s discussion and analysis of financial condition and results of operations.

Finally, the Company believes that providing this incremental disclosure will also be helpful to investors in future years, as when the adjustment to AOI turns neutral or positive, investors will have a more complete understanding of the inflationary impact associated with contractual increases in operating lease revenue. This supplemental information will enhance investors’ ability to evaluate the Company’s recognition of revenue in an amount that may be less than its actual cash received.

While management notes that the long-term nature of these agreements creates a noteworthy and important data point for the relevance of the above-described adjustment, the Company also considered several other relevant pieces of guidance which we believe support the presentation in the Company’s AOI reconciliation. Please refer to the below list for further details:

•

Management respectfully notes that the credit agreement for MSG National Properties LLC, a subsidiary of the Company, requires exclusion of the non-cash portion of Arena license fees adjustment in its calculation of AOI to evaluate covenant compliance. Management considered the guidance of C&DI Question 102.09 in evaluating the presentation of this adjustment. Management notes that non-compliance with the provisions of its debt covenants under this agreement would result in an event of default. Management considered the guidance of C&DI Question 102.09 in evaluating the presentation of this adjustment and believes that this adjustment is material to an understanding of the Company’s ability to comply with the covenants of its debt agreements.

•

As disclosed in the Company’s most recent annual meeting proxy statement, senior management of the company is compensated based upon a ratio that includes, and weights materially, AOI performance (inclusive of the adjustment related to the non-cash portion of Arena license fees) of the Company on a consolidated and business unit basis. Management considered the guidance of SEC Regulation S-K Item 402, Instruction 5 when evaluating the non-cash portion of Arena license fees adjustment.

•

“Disclosure of target levels that are non-GAAP financial measures will not be subject to Regulation G and Item 10(e) of Regulation S-K; however, disclosure must be provided as to how the number is calculated from the registrant’s audited financial statements.”

In response to the Staff’s comment, the Company proposes to expand its disclosure in the introduction paragraph of its AOI measures in its future filings to supplementally discuss the above facts.

2.

Please disclose the nature of the adjustment for other purchase accounting and explain why you believe the impact of purchase accounting adjustments related to business acquisitions should be excluded from the adjusted operating income calculation.

Company Response: In response to the Staff’s comment, the Company respectfully advises that the purchase accounting adjustments primarily relate to the add back of net balances for the amortization of favorable and unfavorable leases acquired in business combinations. Management considered the guidance of C&DI 100.03 and determined that this adjustment was necessary to present a complete picture of all effects of business combinations. Management notes that such balances are recorded as Selling, general and administrative expenses as required under GAAP but are non-cash in nature similar to the Depreciation and amortization expenses. The Company adjusts for these purchase accounting items because it does not consider the non-cash costs related to business combinations to be indicative of the ongoing operating performance of the Company as they result from an event that is non-recurring, thereby enhancing comparability.

Cash Flow Discussion, page 79

3.

Your presentation of the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities appears to be a non-GAAP measure. Please either remove this subtotal or provide the disclosure required by Item 10(e) of Regulation S-K.

Company Response: In response to the Staff’s comment, in future filings, the Company will revise the disclosure to eliminate the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact David F. Byrnes at (212) 631-5308.

Sincerely,

/s/ David F. Byrnes
David F. Byrnes
Executive Vice President and Chief Financial Officer Madison Square Garden Entertainment Corp.

cc:	Courtney Zeppetella, Madison Square Garden Entertainment Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP